Exhibit 12.1
GSC Capital Corp.
Computation of Earnings to Fixed Charges
(U.S. Dollars in thousands)

	Period from
	July 11, 2005
	(commencement of	Nine Months
	operations) to	Ended
	December 31, 2005	September 30, 2006

Earnings:
Income (loss) before income taxes	(1,674)	1,307
Fixed charges per below	33,261	116,516

Total earnings	31,587	117,823

Fixed Charges
Interest Expense	33,261	116,516

Total Fixed Charges	33,261	116,516

Ratio of earnings to fixed charges	0.9	1.0